*AB 3/5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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[redacted]

10029473

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32682

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BNP PARIBAS SECURITIES CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

787 Seventh Avenue
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Clyne — (201) 850-6676
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AB 3/6

Affirmation

I, Thomas Clyne, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplementary schedules pertaining to BNP Paribas Securities Corp. as of December 31, 2009, are true and correct. I further affirm that neither BNP Paribas Securities Corp. nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Thomas Clyne

Chief Financial Officer
Title

Subscribed and sworn to before me on this 27th day of February, 2010.

Notary Public

IVONNE REYES
Notary Public, State of New York
Registration # 01RE6163245
Qualified in Westchester County
Commission Expires April 2, 2011

BNP Paribas Securities Corp.
(SEC I.D. No. 8-32682)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009
AND
INDEPENDENT AUDITORS' REPORT AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
BNP Paribas Securities Corp.
New York, NY

We have audited the accompanying statement of financial condition of BNP Paribas Securities Corp. (an indirectly wholly owned subsidiary of BNP PARIBAS) (the "Company") as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of BNP Paribas Securities Corp. at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2010

BNP Paribas Securities Corp.
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Statement of Financial Condition
As of December 31, 2009
(in thousands)

Assets	
Cash	$ 32,160
Cash and securities deposited with clearing organizations or segregated under federal and other regulations	2,475,513
Securities borrowed	54,007,947
Securities purchased under agreements to resell	49,729,496
Securities owned - at fair value (including securities owned, pledged to counterparties of $21,604,786)	22,540,566
Receivable from brokers, dealers, and clearing organizations	9,925,495
Securities failed to deliver	1,702,359
Receivable from customers	459,943
Interest and dividends receivable	170,219
Exchange memberships (fair value $9,406)	441
Other assets	991,584
Total assets	$ 142,035,723
Liabilities and stockholder's equity	
Liabilities	
Securities sold under agreements to repurchase	$ 107,502,324
Securities loaned	15,539,814
Payable to brokers, dealers, and clearing organizations	8,511,112
Securities sold, not yet purchased - at fair value	4,256,090
Securities failed to receive	1,439,309
Payable to customers	951,211
Interest and dividends payable	101,419
Accrued expenses and other liabilities	1,150,285
	139,451,564
Liabilities subordinated to the claims of general creditors	682,000
Stockholder's equity	1,902,159
Total liabilities and stockholder's equity	$ 142,035,723

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Nature of Business

BNP Paribas Securities Corp. (the "Company" or "BNPPSC") is a wholly-owned subsidiary of BNP Paribas North America, Inc. ("BNPPNA"), the ultimate parent of which is BNP PARIBAS ("BNPP").

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934. BNPPSC is also registered as a futures commission merchant with the Commodity Futures Trading Commission ("CFTC"), under the Commodity Exchange Act. In addition, the Company is a member of the New York Stock Exchange ("NYSE"), the Financial Industry Regulatory Authority ("FINRA"), the Chicago Mercantile Exchange ("CME") and the National Futures Association ("NFA"). The Company engages in proprietary transactions and brokerage activities for its customers - primarily institutions, other broker-dealers, and affiliates. BNPPSC also engages in investment banking activities and provides certain operational services.

2. Significant Accounting Policies

Basis of Presentation and Use of Estimates

The preparation of statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at December 31, 2009. Significant estimates include the realization of a deferred tax asset, deferred compensation and the fair value measurement of Securities owned and Securities sold, not yet purchased classified as level 2. Actual results could differ materially from such estimates included in the Statement of Financial Condition.

Cash

The Company has all cash on deposit with major money center banks.

Securities Transactions

Securities transactions are recorded on the trade date. Securities owned and securities sold, not yet purchased are recorded at fair value in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820-10 (formerly Statement of Financial Accounting Standards ("SFAS") 157 *"Fair Value Measurements"*). Customers' securities transactions are reported on the settlement date.

Repurchase Agreements

Securities purchased under agreements to resell ("reverse repo") and securities sold under agreements to repurchase ("repo") are treated as collateralized financing transactions and are carried at their contracted resale or repurchase amounts plus accrued interest. It is the Company's policy to take possession of securities with a fair value equal to or in excess of the principal amount loaned plus accrued interest. The Company has reported certain reverse repo and repo transactions net, in the Statement of Financial Condition. Such transactions were executed under a master netting agreement with the same counterparty and have the same maturity date.

Securities Borrowing and Lending Activities

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or similar collateral

with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed or securities loaned on a daily basis with additional collateral obtained or refunded, as necessary. Interest receivable or payable on such transactions is accrued and included in the Statement of Financial Condition in other assets or accrued expenses and other liabilities.

Short-Term Borrowings
The company obtains short-term financing by borrowing from an affiliate using an unsecured loan facility.

Securities Received as Collateral and Obligation to Return Securities Received as Collateral
In accordance with the provisions of FASB ASC 860 (formerly SFAS 140 "*Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*"), the Company must recognize the proceeds from the sale of noncash collateral received and its obligation to return the collateral in the Statement of Financial Condition.

Exchange Memberships
Those membership shares and seats which are required by the Company to conduct its clearance and execution activities are recorded at cost, less any adjustments for permanent impairments and are included in Exchange memberships in the Statement of Financial Condition.

Foreign Currencies
The Company has certain cash on deposit with banks denominated in foreign currencies and has payables to customers or counterparties also in foreign currencies. These assets and liabilities are translated at closing exchange rates at December 31, 2009.

Securities Received from Customers and Affiliates
Securities received from customers and affiliates in lieu of cash margin are not reflected in the Statement of Financial Condition as the Company does not own such securities and they may only be sold or hypothecated to the extent the Company requires the equivalent funds to meet regulatory or counterparty requirements.

Income Taxes
The results of the Company's operations are included in the consolidated federal and the combined state and local income tax returns of Paribas North America, Inc. ("PNA"), a U.S. holding company whose ultimate parent is BNPP.

The Company records an income tax provision equal to the total current and deferred tax provision / (benefit) which would have been calculated if the Company had filed on a stand-alone basis. The method is systematic, rational and consistent with the broad provisions of FASB ASC 740-10 (formerly SFAS 109 "*Accounting for Income Taxes*").

Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax basis of the Company's assets and liabilities. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. The Company's tax assets and liabilities are presented as a component of Other assets and Accrued expenses and other liabilities, respectively, in the Statement of Financial Condition.

(in thousands)

Effective January 1, 2009, the Company adopted FASB ASC 740-10-25 (formerly FASB Interpretation ("FIN") 48 "*Accounting for Uncertainty in Income Taxes")* with no impact on beginning retained earnings as of January 1, 2009. Uncertain tax positions are evaluated in accordance with the accounting for income taxes which prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns. Accrued interest and penalties are included in Accrued expenses and other liabilities in the Statement of Financial Condition.

Fair Value Measurement – Definition and Hierarchy
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

FASB ASC 820-10 (formerly SFAS 157) established a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company uses market quotes for pricing its trading portfolio, when available. When no active market exists the Company uses prices of comparable instruments to determine the fair value. In some instances, the Company may also employ a mark to model valuation methodology. During 2009, no trading positions were valued using the mark to model approach.

Recent Accounting Developments
In June 2006, the FASB issued FASB ASC 740-10-25, (formerly FIN 48). FASB ASC 740-10-25 (formerly FIN 48) clarifies the accounting for uncertainty in income taxes recognized in an enterprise's Statement of Financial Condition in accordance with FASB ASC 740-10 (formerly SFAS 109).

FASB ASC 740-10-25 (formerly FIN 48) prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in an enterprise's tax return. In addition, FASB ASC 740-10-25 (formerly FIN 48) provides guidance on derecognition, classification, interest, penalties, accounting in interim periods and disclosure related to uncertain income tax positions. FASB ASC

(in thousands)

740-10-25 (formerly FIN 48) initially became effective for non-public companies that met certain specific criteria for financial statements issued for fiscal years beginning after December 15, 2006.

On February 1, 2008, the FASB issued FASB ASC 740-10-15 (formerly FASB Staff Position ("FSP") FIN No. 48-2 "*Effective Date of FASB Interpretation No. 48 for Certain Non-Public Enterprises*"), which deferred the effective date of FASB ASC 740-10-25 (formerly FIN 48), for certain non-public enterprises to the annual financial statements for fiscal years beginning after December 15, 2007, unless the non-public entity had issued a full set of annual financial statements prior to the issuance of this FSP. On December 30, 2008 the FASB issued FASB ASC 740-10-15 (formerly FSP FIN No. 48-3 "*Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises*"), which deferred the application of FASB ASC 740-10-25 (formerly FIN 48) to fiscal years beginning after December 15, 2008 for nonpublic companies that were (a) not a consolidated entity of a public enterprise that applies U.S. GAAP, or (b) had not issued a full set of U.S. GAAP annual financial statements before the issuance of this FSP using the recognition, measurement, and disclosure requirements of FASB ASC 740-10-25 (formerly FIN 48). The Company adopted the application of FASB ASC 740-10-25 (formerly FIN 48) effective January 1, 2009. The impact of the adoption of FASB ASC 740-10-25 (formerly FIN 48) is disclosed in Footnote 8 – Income Taxes.

In September 2009, the FASB issued Accounting Standards Update ("ASU") 2009-06, *Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities*, which provides guidance on (1) what constitutes a tax position for a pass-through or not-for-profit entity, (2) determining when an income tax is attributed to the reporting entity or its owners, and (3) accounting for uncertainty in income taxes when applied to a group of related entities composed of both taxable and nontaxable entities. This ASU also eliminates the disclosures required by FASB ASC 740-10-50-15(a) and (b) for nonpublic entities. This ASU is effective for interim and annual periods ending after September 15, 2009, for entities currently applying the guidance in FASB ASC 740 (formerly FIN 48) on accounting for uncertainty in income taxes. For entities that have deferred this guidance, the ASU is effective upon initial adoption of the guidance from FASB ASC 740 (formerly FIN 48). The impact of adoption of this ASU is reflected in Footnote 8 - Income Taxes.

In October 2008, the FASB issued FASB ASC 820-10 (formerly FSP FAS 157-3 *"Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active").* FASB ASC 820-10 (formerly SFAS 157) clarified the application of FASB ASC 820-10 (formerly SFAS 157) in a market that is not active and provided an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. The impact of the adoption of FASB ASC 820-10 (formerly SFAS 157) did not have a material impact on the Statement of Financial Condition.

In April 2009, the FASB issued FASB ASC 820-10 (formerly FSP FAS 157-4, *"Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly"*) and FASB ASC 270-10 (formerly FSP FAS 107-1 and APB 28-1, *"Interim Disclosures about Fair Value of Financial Instruments"*).

FASB ASC 820-10 (formerly FSP FAS 157-4) provides additional application guidance in determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms what FASB ASC 820-10 (formerly FSP FAS 157) states is the objective of fair value measurement-to reflect how much an asset would be sold for in an orderly transaction

(in thousands)

(as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. The Company adopted FASB ASC 820-10 (formerly FSP FAS 157-4) in the quarter ended June 30, 2009. The adoption did not have a material impact on the Statement of Financial Condition.

In February 2008, the FASB issued FASB ASC 860-10, (formerly FSP FAS 140-3 "*Accounting for Transfers of Financial Assets and Repurchase Financing Transaction*"). FASB ASC 860-10 (formerly FSP FAS 140-3) requires an initial transfer of a financial asset and a repurchase financing that was entered into contemporaneously or in contemplation of the initial transfer to be evaluated as a linked transaction under FASB ASC 860 (formerly SFAS 140 *"Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a replacement of FASB Statement No. 125),* unless certain criteria are met, including that the transferred asset must be readily obtainable in the marketplace. FASB ASC 860-10 (formerly FSP FAS 140-3) is effective for fiscal years beginning after November 15, 2008, and will be applied to new transactions entered into after the date of adoption. The adoption of FASB ASC 860-10 (formerly FSP FAS 140-3) did not have a material impact on the Company's Statement of Financial Condition.

In May 2009, the FASB issued FASB ASC 855-10 (formerly SFAS 165 *"Subsequent Events"*). This Statement establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this Statement sets forth: (1) the period after the balance sheet date during which management of a reporting entity should evaluate events and transactions that may occur for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This Statement is effective for interim or annual financial periods ending after June 15, 2009. The impact of the adoption of FASB ASC 855-10 (formerly SFAS 165) is disclosed in Footnote 15.

In June 2009, FASB issued FASB ASC 860-10 (formerly SFAS 166 *"Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140"*). This Statement improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and the transferor's continued involvement, if any, in the transferred financial assets. Additionally, the concept of qualifying special purpose entity is no longer relevant upon adoption. This Statement must be applied as of the beginning of the Company's first annual reporting period that begins after November 15, 2009. For the Company the effective date of this Statement is January 1, 2010. Early adoption is prohibited. The adoption of FASB ASC 860-10 (formerly SFAS 166) did not have a material impact on the Company's Statement of Financial Condition.

In June 2009, the FASB issued FASB ASC 810 (formerly SFAS 167 *"Amendments to FASB Interpretation No. 46(R)")*. FASB ASC 810 (formerly SFAS 167) amends certain requirements of FASB Interpretation enterprises involved with variable interest entities and to provide more relevant and reliable information to users of financial statements. FASB ASC 810 (formerly SFAS 167) requires an enterprise to perform an analysis to determine whether the enterprise's variable interest or interests provide a controlling financial interest in a variable interest entity.

(in thousands)

The determination is based on, among other things, the other entity's purpose and design and the reporting entity's ability to direct the activities of a variable interest entity that most significantly impact the entity's economic performance.

FASB ASC 810 (formerly SFAS 167) is effective as of the beginning of the first annual reporting period that begins after November 15, 2009, for interim periods within the first annual reporting period and for interim and annual reporting periods thereafter. The adoption of FASB ASC 810 (formerly SFAS 167) did not have a material impact on the Company's Statement of Financial Condition.

In August 2009, the FASB issued ASU 2009—05, "*Measuring Liabilities at Fair Value*". This ASU clarifies that the quoted price for the identical liability, when traded as an asset in an active market, is also a Level 1 measurement for that liability when no adjustment to the quoted price is required. In the absence of a Level 1 measurement, an entity must use a valuation technique that uses quoted prices, a market approach or an income approach to estimate fair value (in a manner consistent with the principles in ASC 820). The adoption of ASU 2009-05 did not have a material impact on the Company's Statement of Financial Condition.

In June 2009, the FASB issued FASB ASC 105-10 (formerly SFAS 168 *"The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles-a replacement of FASB Statement No. 162"*). FASB ASC 105-10 (formerly SFAS 168) establishes the FASB Accounting Standards Codification ("Codification") to become the source of authoritative U.S. generally accepted accounting principles ("U.S. GAAP") recognized by the FASB to be applied by nongovernmental entities. All existing accounting standard documents are superseded. All other accounting literature not included in the Codification will be considered non-authoritative. The Codification does not change current U.S. GAAP. FASB ASC 105-10 (formerly SFAS 168) and the Codification are effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of FASB ASC 105-10 (formerly SFAS 168) did not have a material impact on the Company's Statement of Financial Condition. References to authoritative, U.S. GAAP literature, however, in the Company's financial statements and notes thereto have been updated to reflect new Codification references.

3. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased at December 31, 2009, consist of:

Securities owned and Securities sold, not yet purchased - at fair value

	Owned	Sold
U.S. Government securities and agencies	$ 22,065,210	$ 4,254,257
Municipal debt instruments	253,021	-
Corporate debt instruments	220,128	933
Equities	2,207	900
	$ 22,540,566	$ 4,256,090

Securities owned that are pledged to counterparties, represent proprietary positions which have been pledged as collateral to counterparties on terms which permit the counterparty to sell or repledge the

(in thousands)

securities to others. The amount of securities pledged is disclosed in the Statement of Financial Condition.

4. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2009, consist of the following:

	Receivable	Payable
Receivable/Payable from/to brokers & dealers	$ 2,679,976	$ 3,646,778
Receivable/Payable from/to non-customers	6,892,954	4,821,365
Receivable/Payable from/to clearing organizations	293,403	42,969
Receivable from omnibus accounts	59,162	-
	$ 9,925,495	$ 8,511,112

The Company clears certain of its proprietary, non-customer, and customer transactions through various clearing organizations. The amounts related to receivable and payable to broker-dealers relates to the aforementioned transactions and is collateralized by securities owned by the Company.

5. Liabilities Subordinated to Claims of General Creditors

The Company has eight subordinated loan agreements totaling $682,000 with affiliates outstanding at December 31, 2009. These loans have varying rollover dates.

Rollover Date	Affiliated Lender	Rate	Amount
March 31, 2010	CooperNeff Inc.	3M LIBOR	$ 25,000
April 30, 2010	BNPPNA	3M LIBOR	72,000
June 30, 2010	BNPPNA	3M LIBOR	10,000
June 30, 2010	BNPPNA	3M LIBOR	10,000
July 31, 2010	BNPPNA	3M LIBOR	75,000
October 31, 2010	BNPPNA	3M LIBOR	90,000
December 31, 2014	BNPPNA	1M LIBOR + 25bps	100,000
December 31, 2015	BNPPNA	3M LIBOR	300,000
			$ 682,000

The loans allow for prepayment of all or any part of the obligations at the option of the Company, and upon receipt of prior written approval of the FINRA and the CME. All loans bear interest based on the London Interbank Offered Rate (LIBOR) rate, as defined by their lenders. The average interest rate for the year approximated .83%.

The agreements covering the subordinated borrowings have been approved by the FINRA and are thus available in computing net capital pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 and Regulation 1.17 under the Commodity Exchange Act. To the extent that such borrowings are required for the Company's continued compliance with net capital requirements, they may not be repaid. The FINRA subordinated loan agreements have automatic extension with regard to maturity

(in thousands)

dates. FINRA requires more than six months advance notification of intent to not extend the maturity of a subordinated loan agreement. The Company has made no such notification.

6. Deferred Compensation

BNPP sponsors numerous deferred compensation plans. Employees of the Company with annual discretionary bonus awards in excess of a certain fixed amount as defined by BNPP, will receive a portion of such excess amount in units according to the specific award provisions of each plan.

In 2009, BNPP established three new plans: (a) the Capital Markets Incentive Plan 2009 A ("CMIP 2009 A"); (b) the Capital Markets Incentive Plan 2009 B ("CMIP 2009 B") and (c) the Key Employee Incentive Plan 2009 ("KEIP 2009"). All three plans are liability awards with grant dates in February 2009. Units were awarded based on the average closing price of BNPP shares over a specified period. The vesting of CMIP 2009 A and KEIP 2009 plans are subject to fulfillment of specified performance conditions. The CMIP 2009 B plan vests based on the fulfillment of service conditions. The vesting periods for each of these plans are June of 2009, 2010, 2011 and 2012.

For 2010, BNPP established two new plans. (a) the Deferred Compensation Scheme 2010 ("DCS 2010") and (b) the Key Contributors Incentive Plan 2010 ("KCIP 2010"). These plans are liability awards, which vest over a three year period. Under the DCS 2010 plan units awarded will be based on the average closing price of BNPP shares over a specified period with the final unit price subject to certain performance conditions on an annual basis. The grant date for the DCS 2010 plan is expected to be March 25, 2010. Payments will be made June 2011, 2012 and 2013 on the basis of the respective year's final unit price. The KCIP 2010 has the same structure as DCS 2010 but does not include any performance requirement.

In addition, BNPP allows certain employees to defer up to 75% of their bonus through a voluntary deferred compensation plan ("Plan"). The assets of the Plan are owned by BNPP with an offsetting liability to the individual employees. At December 31, 2009, the Company has no net expense.

7. Employee Benefit Plans

Substantially all employees of BNPP and its affiliates in the United States of America, who meet certain age and tenure requirements, are covered under various benefit plans in which BNPPSC participates. The plans include a funded noncontributory defined benefit plan, a supplemental executive retirement plan and a defined contribution 401(k) plan. The assets of the defined benefit plan are principally invested in fixed income and equity securities, held by a third-party trustee and managed by third party investment advisors.

8. Income Taxes

The tax payable or benefit receivable is settled with PNA periodically. At December 31, 2009, the Company's net tax payable to PNA of $371,711 was included in Accrued expenses and other liabilities in the Statement of Financial Condition.

At December 31, 2009, the Company's net deferred tax asset of $44,316 is comprised of $49,497 of deferred tax assets and $5,181 of deferred tax liabilities. The net deferred tax asset is due to differences between tax basis of assets and liabilities and their respective financial-reporting amounts ("temporary differences") arising primarily from differences in the timing of the recognition of

(in thousands)

transfer pricing, expenses for deferred compensation and accrued interest payable to foreign affiliates. The Company has not recorded a valuation allowance against the net deferred tax asset, as management believes that the benefit related to the deferred tax asset is more likely than not to be realized in the future.

As of December 31, 2009, the Company has recorded accrued interest and penalties of $6,652 in the Statement of Financial Condition. The Company is currently under audit by the tax jurisdictions. As a result of the examinations, the entire amount of unrecognized tax benefits (including interest) could be impacted within the next 12 months.

As of December 31, 2009, the Company's open tax years subject to examination by the Internal Revenue Service are 2006, 2007, 2008 and 2009. For New York State and New York City the open tax years are 2003, 2004, 2005, 2006, 2007, 2008 and 2009.

The Company has utilized its New York State and New York City net operating losses. It has a Pennsylvania NOL carryforward of $74,000 which can be utilized through 2028.

9. Transactions with Related Parties

The Company engages in various transactions with BNPP and its affiliates. These transactions include financing agreements, and operational support.

At December 31, 2009, the Company has a formal unsecured line of credit with BNPP. Borrowings under this line of credit bear a rate of LIBOR, as defined by BNPP, plus a nominal interest rate. The maximum borrowing under these arrangements is $5,012,350. At December 31, 2009, the Company had no borrowings under this line. On any date in which the equivalent in Euros of the aggregate principal amount of all advances outstanding exceeds 105% of the maximum borrowing amount, BNPP may, at its sole discretion notify the Company of such excess and make demand for prepayment in respect thereof.

At December 31, 2009, assets and liabilities with related parties consist of the following:

(in thousands)

Cash	$	1,375
Securities purchased under agreements to resell		38,399,986
Securities borrowed		5,909,619
Receivable from brokers, dealers, and clearing organizations		9,223,108
Securities failed to deliver		1,064,408
Other assets		764,839
Total assets		55,363,335
Securities sold under agreements to repurchase		21,363,607
Securities loaned		9,284,720
Payable to brokers, dealers, and clearing organizations		7,278,032
Securities failed to receive		20,951
Accrued expenses and other liabilities		968,806
Total liabilities		38,916,116
Liabilities subordinated to the claims of general creditors		682,000

The Company executes various transactions with its affiliates, such as financing related activities and clearance and settlement.

The Company is a party to numerous transfer pricing agreements with its affiliates. Due to the nature of these agreements, the Company could experience a significant negative impact on its results, as well as, historically being notified of the final settlement amounts concerning its portion of the global profit split in late February. To mitigate the impact of these potential issues the Company has entered into a fee agreement with PNA to mitigate the late notification issue and a separate agreement with its ultimate parent, BNPP, to limit the amount of loss the Company is required to recognize under these transfer pricing agreements.

At December 31, 2009 intercompany transfer pricing receivables were $692,661 which are included in Other assets in the Statement of Financial Condition. At December 31, 2009 intercompany transfer pricing payables were $388,212 which are included in Accrued expenses and other liabilities in the Statement of Financial Condition. Transfer pricing is accounted for in accordance with BNPP transfer pricing agreements.

10. Pledged Assets, Commitments and Contingencies

At December 31, 2009, the approximate fair values of collateral received which may be sold or repledged by the Company, including the collateral related to amounts netted under FASB ASC 210-20-45 (formerly FIN 41 "*Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements*"), were:

(in thousands)

Sources of collateral	
Securities purchased under agreements to resell	$ 90,259,301
Securities received in securities borrowed vs. cash transactions	52,533,638
Total	$ 142,792,939

At December 31, 2009, the approximate fair values of the portion of collateral received that were sold or repledged by the Company, including the collateral related to amounts netted under FASB ASC 210-20-45 (formerly FIN 41), were:

Uses of collateral	
Securities sold under agreements to repurchase	$ 126,999,206
Securities loaned	15,048,273
Total	$ 142,047,479

The Company is required to maintain deposits with various clearing organizations and exchanges. At December 31, 2009, the Company has placed securities it owns which have a fair value of $1,215,220, and cash deposits of $183,746 to satisfy such requirements. The Company has pledged $84,772,607 of securities collateral under tri-party agreements, which cannot be resold or pledged by the counterparty or by the agent holding the security.

The Company is a member of numerous exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral as well as meet certain minimum financial standards. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is recorded in the Statement of Financial Condition for these arrangements.

The Company, in the normal course of business, has been named as defendant in various legal proceedings. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages or where the cases present novel legal theories or involve a large number of parties, the Company cannot state with confidence what the eventual outcome of the pending matters will be. Based upon its current knowledge after consultation with counsel, the outcome of legal actions, proceedings and investigations currently pending against it should not have a material adverse effect on the Company's Statement of Financial Condition.

11. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. The Company has elected to compute its net capital using the alternative method, which requires the maintenance of minimum net capital equal to the greater of $500 or 2% of aggregate debit balances arising from customer transactions, as defined. As a registered futures commission merchant, the Company is subject to the Minimum Financial Requirements Rule pursuant to Regulation 1.17 under the Commodity Exchange Act, which requires

(in thousands)

the maintenance of minimum net capital, as defined, equal to the greater of 8% of the total customer risk margin requirements plus 4% of the total non-customer risk margin requirements required to be segregated pursuant to the Commodity Exchange Act. At December 31, 2009, the Company had net capital of $1,553,642, which was $1,491,244 in excess of its required net capital.

12. Cash and Securities Segregated under Federal and Other Regulations

As a registered broker-dealer, the Company is subject to the Customer Protection Rule (Rule 15c3-3) under the Securities Exchange Act of 1934. The Rule requires the deposit of cash and/or qualified securities, as defined, in a special reserve account for the exclusive benefit of customers. As of December 31, 2009, the Company made a computation related to Rule 15c3-3 and was required to maintain a balance of $202,371 in this account. The Company had segregated cash in a money market demand account with a value of $597,000 as of December 31, 2009. On January 5, 2010, an additional cash withdrawal was made from this account, which brought the total to $297,000.

As of December 31, 2009, the Company made a computation related to the reserve requirement for Proprietary Accounts of Introducing Brokers ("PAIB"). The Company was required to maintain a balance of $6,804 in this account. The Company had segregated cash in a money market demand account with a value of $30,000 as of December 31, 2009. No additional cash movements were made to this account.

As a futures commission merchant, the Company is subject to Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act, which requires a futures commission merchant to segregate or secure money, securities, funds and property related to customers' regulated commodity futures accounts in a special bank account for the exclusive benefit of customers. Cash of $57,998 and marketable securities owned with a fair value of $376,088 have been segregated under the Commodity Exchange Act and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts. There were no funds requirements under Regulation 30.7.

13. Credit Risk and Financial Instruments with Off -Balance Sheet Risk

In the normal course of business, the Company executes and settles securities activities with customers, brokers and dealers and affiliates. These securities activities are transacted on either a cash or margin basis. The Company is exposed to risk of loss on these transactions in the event the counterparty or affiliate fails to satisfy its obligations in which case the Company may be required to purchase or sell financial instruments at prevailing market prices.

The Company engages in various securities activities with a diverse group of domestic and foreign counterparties and affiliates. The Company's exposure to credit risk associated with the nonperformance of these counterparties in fulfilling their contractual obligations pursuant to securities activities can be directly impacted by volatile trading markets which may impair their ability to satisfy their obligations to the Company.

In margin transactions, the Company extends credit to its affiliates and customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the affiliates' or customers' accounts. In connection with these activities, the Company executes and clears affiliate and customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions

may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that affiliates and customers may incur. In the event the affiliate or customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market prices to fulfill the affiliates' and customer's obligations. The Company seeks to control the risks associated with its affiliate and customer activities by requiring affiliates and customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required daily margin levels and pursuant to such guidelines, requires the affiliate or customer to deposit additional collateral or to reduce positions when necessary.

In connection with these securities activities, the Company enters into reverse repos and repos, primarily in U.S. government securities, in addition to securities borrowing and lending arrangements which may result in significant credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations.

In accordance with industry practice, reverse repos are generally collateralized by securities held by the Company with a fair value in excess of the customers' or affiliates obligation under the contract and repos are collateralized by securities deposited by the Company with a fair value in excess of the Company's obligation under the contract. Similarly, securities borrowed and loaned agreements are collateralized by deposits and receipts of cash. The Company attempts to minimize credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when deemed necessary.

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified securities or underlying security at the contracted price, and thereby, create a liability to repurchase them in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's repurchase of such securities may exceed the amount recognized in the Company's Statement of Financial Condition.

14. Fair Value Disclosures

Due to the nature of its operations, substantially all of the Company's assets are comprised of cash and securities deposited with clearing organizations or segregated under federal and other regulations, reverse repos, securities borrowed, securities failed to deliver, receivables from customers, brokers, dealers, and clearing organizations, securities owned and U.S. agency securities To be Announced. Cash and securities deposited with clearing organizations or segregated under federal regulations, securities owned, and U.S. agency securities To be Announced are carried at fair value based on the fair value hierarchy described below. All remaining assets are short-term in nature and the carrying amounts are a reasonable estimate of fair value.

Similarly, substantially all of the Company's liabilities arise from repos, securities loaned, securities failed to receive, payables to customers, brokers, dealers, and clearing organizations, securities sold, not yet purchased and U.S. agency securities To be Announced. Securities sold, not yet purchased, and U.S. agency securities To be Announced are carried at fair value based on the fair value hierarchy described below. All remaining liabilities are short-term in nature and the carrying amounts are a reasonable estimate of fair value.

(in thousands)

Due to the variable rate of interest charged on its subordinated loans the carrying value approximates the estimated fair value.

Assets and liabilities measured at fair value on a recurring basis are disclosed in the table below.

Level 1 – Assets and liabilities utilizing Level 1 inputs include U.S. Government securities, Corporate debt instruments, Commercial paper, Municipal debt instruments, Equities, and other securities that are actively traded. Level 1 inputs are unadjusted quoted prices in active markets for assets or liabilities identical to those to be reported at fair value.

Level 2 – Assets and liabilities utilizing Level 2 inputs include certain mortgage backed securities, asset backed securities, and collateralized mortgage obligations securities. Level 2 inputs are inputs other than quoted prices within Level 1 inputs that are observable either directly or indirectly. The Company uses prices of comparable securities in determining the fair value of Level 2 securities.

Level 3 – During 2009, the Company had no activity in Level 3 assets. During 2009, the Company has no assets or liabilities measured under Level 3 hierarchy.

Assets Measured at Fair Value on a Recurring Basis as of December 31, 2009

	Level 1	Level 2	Level 3	Total
Cash and securities deposited with clearing organizations or segregated under federal and other regulations	$ 2,475,513	$ -	$ -	$ 2,475,513
Securities owned - at fair value	9,775,121	12,765,445	-	22,540,566
U.S. agency securities To be Announced (included in Other Assets)	207,056	-	-	207,056
	$12,457,690	$12,765,445	$ -	$25,223,135

Liabilities Measured at Fair Value on a Recurring Basis as of December 31, 2009

	Level 1	Level 2	Level 3	Total
Securities sold, not yet purchased - at fair value	$ 4,254,961	$ 1,129	$ -	$ 4,256,090
U.S. agency securities To be Announced (included in Accrued Expenses & Other Liabilities)	134,276	-	-	134,276
	$ 4,389,237	$ 1,129	$ -	$ 4,390,366

As of December 31, 2009, there were no assets or liabilities measured at fair value on a non-recurring basis.

15. Subsequent Events

The Company has determined at February 27, 2010, the date the Statement of Financial Condition was available to issue, there are no recognized or nonrecognized subsequent events requiring disclosure.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 27, 2010

BNP Paribas Securities Corp.
787 Seventh Avenue
New York, NY 10019

In planning and performing our audit of the financial statements of BNP Paribas Securities Corp. (an indirectly wholly owned subsidiary of BNP PARIBAS) (the "Company") as of and for the year ended December 31, 2009 (on which we issued our report dated February 27, 2010 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers (PAIB)); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned

objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodities Exchange Act in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholder of
BNP Paribas Securities Corporation
787 Seventh Avenue
New York, NY 10019

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by BNP Paribas Securities Corp. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Company's compliance with the applicable instructions of the Form SIPC-7T. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings related to Form SIPC-7T are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries and copies of checks made payable to SIPC noting no differences.

2. Compared the total revenue amounts on the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the Financial and Operational Combined Uniform Single (FOCUS) reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting a difference of $1,486,175,612. Management represents this difference is due to permitted interest netting on matched-book securities lending transactions of $103,898,661 on the FOCUS reports, also included as an addition in Form SIPC-7T line item 2b (4), and $1,382,276,951 of interest income and expense presented on a gross basis on the audited Form X-17A-5 for the year ended December 31, 2009 presented on a net basis and the SIPC-7T reports.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting a difference of $150. Management represents this difference is due to double counting of $150 excludable interest expense paid on 5/22/09 with SIPC-6.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 27, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

032682 FINRA DEC
BNP PARIBAS SECURITIES CORP 10*10
ATTN FRANK BRACERO
525 WASHINGTON BLVD
JERSEY CITY NJ 07310-1606

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 4,978,171

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (1,447,480)

11/19/2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 3,530,691

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,530,691

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,530,691

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 19th day of FEB, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending DEC 31, 2009

Eliminate cents

Item No.	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,606,890,298
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	535,000,495
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	103,878,661
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	638,879,156
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	75,330
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	44,868,219
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	19,527,355
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____________	17,771,747
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 177,258,256	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 24,774	
Enter the greater of line (i) or (ii)	177,258,256
Total deductions	254,500,907
2d. SIPC Net Operating Revenues	$ 1,991,268,547
2e. General Assessment @ .0025	$ 4,978,171

(to page 1 but not less than $150 minimum)